UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 24)

________________________

STRYKER CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

Check here if a fee is being paid with this statement:    [  ]

CUSIP No. 863667 10 1                13G                Page 2 of 9

 1.        Name of Reporting Person

Jon L. Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

8,800,520 Shares

 6.        Shared Voting Power

82,277,368 Shares

 7.        Sole Dispositive Power

 8,800,520 Shares

 8.        Shared Dispositive Power

82,277,368 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

91,077,888 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

22.5%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                13G                Page 3 of 9

 1.        Name of Reporting Person

Pat Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

3,897,075 Shares

 6.        Shared Voting Power

82,277,368 Shares

 7.        Sole Dispositive Power

3,897,075 Shares

 8.        Shared Dispositive Power

82,277,368 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

86,174,443 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.3%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                13G                Page 4 of 9

 1.        Name of Reporting Person

Ronda E. Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

6,477,250 Shares

 6.        Shared Voting Power

82,277,368 Shares

 7.        Sole Dispositive Power

 6,477,250 Shares

 8.        Shared Dispositive Power

82,277,368 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

88,754,618 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.9%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                13G                Page 5 of 9

 1.        Name of Reporting Person

Gerard Thomas

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

1,952,526 Shares

 6.        Shared Voting Power

82,277,368 Shares

 7.        Sole Dispositive Power

 1,952,526 Shares

 8.        Shared Dispositive Power

82,277,368 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

84,229,894 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.8%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                13G                Page 6 of 9

 1.        Name of Reporting Person

Elizabeth S. Upjohn-Mason

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

876,329 Shares

 6.        Shared Voting Power

84,082,248 Shares

 7.        Sole Dispositive Power

876,329 Shares

 8.        Shared Dispositive Power

84,082,248 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

84,958,577 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.0%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                13G                Page 7 of 9

Item 1.

(a)        Name of Issuer:    Stryker Corporation

(b)        Address of Issuer's Principal Executive Offices:

                                                2725 Fairfield Road
                                                Kalamazoo, MI  49002

Item 2.

(a)        Name of Persons Filing:
(b)        Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker

Greenleaf Trust

490 W. South Street

Kalamazoo, MI  49007

Pat Stryker

            Bohemian Companies

            103 W. Mountain Avenue

            Ft. Collins, CO  80524

Ronda E. Stryker

Greenleaf Trust

490 W. South Street

Kalamazoo, MI  49007

Gerard Thomas

4201 Lake Terrace Drive

Kalamazoo, MI  49008

Elizabeth S. Upjohn-Mason

Greenleaf Trust

490 W. South Street

Kalamazoo, MI  49007

(c)        Citizenship:        U.S.

(d)        Title of Class of Securities:        Common Stock, $.10 Par Value

(e)        CUSIP Number:        863667 10 1

Item 3.        If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:

                N/A

CUSIP No. 863667 10 1                13G                Page 8 of 9

Item 4.        Ownership

(a)        Amount Beneficially Owned:

        At December 31, 2005 Jon L. Stryker, Pat Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 82,277,368 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

        The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	8,800,520
Pat Stryker	3,897,075
Ronda E. Stryker	6,477,250
Gerard Thomas	1,952,526
Elizabeth S. Upjohn-Mason	876,329	(1)

(b)        Percent of Class:

        The shares of Common Stock described in response to Item 4(a) amounted to 26.2% of the outstanding shares of Common Stock on December 31, 2005.

(c)        The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or			Power to Dispose or to
	to Direct the Vote			Direct the Disposition of
Name	Sole	Shared		Sole	Shared
Jon L. Stryker	8,800,520	82,277,368	(2)	8,800,520	82,277,368	(2)
Pat Stryker	3,897,075	82,277,368	(2)	3,897,075	82,277,368	(2)
Ronda E. Stryker	6,477,250	82,277,368	(2)	6,477,250	82,277,368	(2)
Gerard Thomas	1,952,526	82,277,368	(2)	1,952,526	82,277,368	(2)
Elizabeth S. Upjohn-Mason	876,329	84,082,248	(1&2)	876,329	84,082,248	(1&2)

(1)    The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 1,804,880 shares of Common Stock held by three trusts.

(2)    Includes 82,277,368 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.        Ownership of Five Percent or Less of a Class:

                N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                N/A

CUSIP No. 863667 10 1                13G                Page 9 of 9

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                N/A

Item 8.        Identification and Classification of Members of the Group:

                N/A

Item 9.        Notice of Dissolution of Group:

                N/A

Item 10.      Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006                                /s/ JON L. STRYKER

Jon L. Stryker

Date:  February 14, 2006                                /s/ PAT STRYKER

Pat Stryker

Date:  February 14, 2006                                /s/ RONDA E. STRYKER

Ronda E. Stryker

Date:  February 14, 2006                                /s/ GERARD THOMAS

Gerard Thomas

Date:  February 14, 2006                                /s/ ELIZABETH S. UPJOHN-MASON

                                                            Elizabeth S. Upjohn-Mason